EXHIBIT 99.2

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT is made as of May 31, 2023,

BETWEEN:

NXT ENERGY SOLUTIONS INC., a corporation incorporated under the laws of Alberta (the “Company”)

AND:

ATARAXIA CAPITAL, a corporation incorporated under the laws of Mauritius (“Investor”)

WHEREAS:

A.

Investor has subscribed for a certain aggregate principal amount of secured convertible debentures (“Convertible Debentures”) in the capital of the Company for an aggregate subscription amount of $2,300,000.00 (the “Investment”), pursuant to the terms and conditions of a Subscription Agreement dated on or about the date hereof between the Company, the Investor and certain other investors and parties named thereto (the “Subscription Agreement”); and

B.	The Company desires to induce the Investor to make the Investment by agreeing to the terms and conditions set forth in this Investor Rights Agreement (this “Agreement”).

NOW THEREFORE, the parties hereby agree as follows:

1.	Interpretation – In this Agreement, unless otherwise provided:

(a)	“Board” means the board of directors of the Company;

(b)	“Common Shares” means the common shares in the capital of the Company;

(c)

“Person” means any individual, partnership, joint venture, sole proprietorship, company or corporation with or without share capital, trust, trustee, executor, administrator, or other legal personal representatives, regulatory body or agency, government or governmental agency, authority or entity howsoever designated or constituted;

(d)	“Preferred Shares” means the voting convertible preferred shares to be created in the capital of the Company;

(e)	“Securities” means any shares or other securities issued by the Company which are exercisable, convertible or exchangeable (directly or indirectly) into Common Shares.

Other capitalized terms used in this Agreement but not otherwise defined, shall have the meanings given to them in the Subscription Agreement.

2.

Board Nomination Rights. For so long as the Investor holds (i) any principal amount of Convertible Debentures or (ii) Common Shares or Preferred Shares (as applicable), representing at least 5% of the outstanding Common Shares of NXT (on an as-converted basis, if Investor holds Preferred Shares), the Investor shall be entitled to nominate for election or appointment as a director of the Company one (1) person, and the Company shall (i) include in its proposed slate of directors nominated for election at each annual or special meeting of shareholders such nominee designated by the Investor, provided that the Investor shall provide the name of such nominee(s), as well as any other information the Company advises is required relating to any such nominee(s), sufficiently in advance of (which in any event shall not be less than 5 Business Days prior to) the mailing or filing date of the management information circular in respect of such meeting; and (ii) the management of the Company shall not vote against, and shall recommend that shareholders of the Company vote in favour of, such Investor nominee. This nomination right shall no longer apply if the Investor’s ownership of Common Shares or Preferred Shares (as applicable) represents less than 5% of the outstanding Common Shares of the Company (on an as-converted basis, if Investor holds Preferred Shares).

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3.

Observer Rights – For so long as the Investor holds (i) any principal amount of Convertible Debentures issued or (ii) Common Shares or Preferred Shares (as applicable), representing at least 5% of the outstanding Common Shares of the Company (on an as-converted basis, if Investor holds Preferred Shares), the Investor shall be entitled to have one representative of the Investor attend the Company’s meetings of its board of directors as an observer, except for that portion of any board of directors’ meeting where the Company’s relationship with the Investor is to be a subject of discussion. This observer right shall no longer apply if the Investor’s ownership of Common Shares or Preferred Shares (as applicable) represents less than 5% of the outstanding Common Shares of the Company (on an as-converted basis, if Investor holds Preferred Shares).

4.

Pre-Emptive Rights – For so long as the Investor holds (i) any principal amount of Convertible Debentures issued or (ii) Common Shares or Preferred Shares (as applicable), representing at least 5% of the outstanding Common Shares of the Company (on an as-converted basis, if Investor holds Preferred Shares), the Investor is hereby granted the right in accordance with this Section 4 to purchase up to its pro rata portion (calculated on a fully diluted basis) of any Securities offered by the Company (other than options to purchase Common Shares or Common Shares issuable upon exercise of such options granted or issuable pursuant to any equity compensation plan of the Company) on the terms and conditions applicable to the other purchasers of such Securities,

(a)

except with respect to Exempt Issuances (as defined below), if the Company proposes to issue or sell any of its Securities to any person, the Company shall first deliver to Investor a written notice (the “Issuance Notice”), which it shall use its best efforts to deliver at least 5 days prior to the proposed date of such issuance or sale, stating (i) the Company’s bona fide intention to issue or sell Securities, (ii) to the extent possible at that time, the approximate number of Securities to be issued or sold, and (iii) to the extent possible at that time, the approximate price and terms upon which the Company proposes to issue or sell such Securities and any material information not provided to Investor in the Issuance Notice because it is not then known shall be provided to Investor forthwith upon becoming known to the Company;

(b)

Investor shall have a period of 5 days following the date on which Investor actually receives the Issuance Notice from the Company, or such longer period as the Company may agree (the “Acceptance Period”) in which to elect (an “Election”) to purchase from the Company, at a price per security and on the terms specified in the Issuance Notice (or as subsequently confirmed or modified by the Company prior to the end of the Acceptance Period), a number of Securities being issued or sold by the Company, to maintain its pro rata interest (calculated on a fully diluted basis);

(c)	if Investor makes an Election it shall use commercially reasonable efforts to subscribe for the Securities so elected within 3 days following the Acceptance Period of an Election;

(d)

any Securities referred to in the Issuance Notice that are not purchased under this Section 3 by Investor may be issued and sold by the Company in accordance with the terms and conditions of, and at the price per security set forth in, the Issuance Notice (or as subsequently confirmed or modified by the Company prior to the end of the Acceptance Period). If such proposed issuance and sale of Securities is not consummated within 6 months following the termination of Investor’s rights to acquire such Securities in this Section 3, the Company may not issue or sell any Securities (other than pursuant to Exempt Issuances) without complying again with all the provisions of this Section 3;

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(e)

notwithstanding the foregoing, the Company shall be free to issue and sell Securities without complying with the provisions of this Section 3 with respect to the issuance (any such issuance described below being an “Exempt Issuance”) of Securities (i) on exercise or conversion of outstanding rights to subscribe for Common Shares or securities convertible into Common Shares of the Company; (ii) stock options granted under the Company’s stock option plan and Common Shares issued pursuant to the exercise of options granted pursuant to the stock option plan, or (iii) in connection with a material business acquisition or business combination transaction.

5.

Information Rights – For so long as the Investor holds (i) any principal amount of Convertible Debentures issued or (ii) Common Shares or Preferred Shares (as applicable), representing at least 5% of the outstanding Common Shares of the Company (on an as-converted basis, if Investor holds Preferred Shares), the Company shall provide to the Investor the following:

(i)

Annual Financial Statements – within the requisite timeline set forth in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), audited annual financial statements, provided that the filing by the Company of such annual financial statements under its profile on www.sedar.com shall satisfy this delivery requirement to the Investor;

(ii)

Quarterly Financial Statements – within the requisite timeline set forth in NI 51-102, unaudited quarterly financial statements, provided that the filing by the Company of such quarterly financial statements under its profile on www.sedar.com shall satisfy this delivery requirement to the Investor;

(iii)

Annual Budget – at least thirty (30) days prior to the end of each fiscal year, a comprehensive operating budget forecasting the Company’s revenues, expenses, and cash position on a month-to-month basis for the immediately upcoming fiscal year;

(iv)	Capitalization Table - promptly following the end of each fiscal quarter, an up-to-date capitalization table of the Company;

(v)	Access to Premises – upon reasonable advance notification, access to the Company’s facilities and personnel during normal business hours.

6.

Survival – Each party hereby agrees that all representations, warranties and covenants contained in this Agreement shall survive the execution and delivery of this Agreement until such time as Investor no longer holds Common Shares or Preferred Shares (as applicable), representing at least 5% of the outstanding Common Shares of the Company (on an as-converted basis, if Investor holds Preferred Shares).

7.	Governing Law - This Agreement shall be governed by the laws of Alberta and the federal laws of Canada applicable therein.

8.

Counterparts - This Agreement may be executed in counterpart and such counterparts together will constitute a single instrument. Delivery of an executed counterpart of this Agreement by electronic means, including by facsimile transmission or by electronic delivery in portable document format (“.pdf”), will be equally effective as delivery of a manually executed counterpart hereof.

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IN WITNESS WHEREOF the parties have signed and delivered this Investor Rights Agreement as of the date first written above.

NXT ENERGY SOLUTIONS INC.
Per:	“Signed”
[NAME REDACTED]
[TITLE REDACTED]

ATARAXIA CAPITAL
Per:	“Signed”
[NAME REDACTED]
[TITLE REDACTED]

[Signature Page to Investor Rights Agreement]